UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              ALBA-WALDENSIAN, INC.
                                (Name of Issuer)

                          Common Stock, $2.50 Par Value
                         (Title of Class of Securities)

                                    012041109
                                 (CUSIP Number)


                                   David Lutz
                            Wellco Enterprises, Inc.
                               Post Office Box 188
                        Waynesville, North Carolina 28786
                                 (704) 456-3545
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 1994
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Check the following box if a fee is being paid with the statement: [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 938,700 shares, which constitutes approximately 50.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that at December 30, 1994, there were 1,852,778 shares outstanding.


                         (Continued on following pages)

                               Page 1 of 19 Pages

CUSIP No.  012041109          13D                   Page   2    of   19  Pages




1    NAME OF  REPORTING  PERSON'S  S.S. OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE
     PERSON

         Wellco Enterprises, Inc.
         56-0769274

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                          (a) X
                                                          (b)
3    SEC USE ONLY


4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC and BK

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION

         State of North Carolina

      NUMBER OF             7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  400,000
    OWNED BY EACH
      REPORTING
     PERSON WITH

                            8      SHARES VOTING POWER

                                   538,700
                            9      SOLE DISPOSITIVE POWER

                                   400,000
                           10      SHARES DISPOSITIVE POWER

                                   538,700

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           938,700

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.7%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO




                               Page 2 of 19 Pages

         Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement dated December 30, 1994, relating to the Common Stock, par value $2.50 per share (the "Common Stock"), of Alba-Waldensian, Inc. (the "Company").


Item 1.  Security and Issuer.

                  This Schedule 13D statement relates to the Common Stock, par value $2.50 per share (the "Common Stock"), of Alba-Waldensian, Inc. (the "Company"). The principal executive offices of the Company are located at 201 St. Germain, S.W., Valdese, North Carolina, telephone number (704) 879-6500.

Item 2.  Identity and Background.

                  Information regarding the identity and background of the person reporting pursuant to this Schedule 13D statement (the "Reporting Person") are as follows:

(a)  The names of the Reporting Person is Wellco Enterprises, Inc.

(b) The business address of the Reporting Person is 133 N. Pine Street, Hazelwood, North Carolina 28738.

(c) The Reporting Person is a North Carolina corporation engaged in the manufacture of footwear.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is incorporated in the State of North Carolina.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Common Stock was acquired with existing cash funds ($2,200,000) of the Company and a loan ($2,050,000) from First Union National Bank.


Item 4.  Purpose of Transaction.

                  The Common Stock reported in this Schedule 13D statement was purchased for investment purposes only. The Reporting Person does not have any current plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional shares of Common Stock or the disposition of shares of Common Stock;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;


                               Page 3 of 19 Pages

(c) A sale or transfer of a material amount of assets of the company or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f)  Any other material change in the Company's business or corporate structure;

(g) Any changes in the Company's Charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be desisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities by the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person owns of record 400,000 shares of Common Stock, (21.6% of the number of shares outstanding on October 2, 1994). In addition, the Reporting Person holds an option to acquire up to an additional 538,700 shares of Common Stock (29.1% of the number of shares outstanding on October 2, 1994) from Coronet Insurance Company, pursuant to the Stock Purchase Agreement filed as Exhibit 1 hereto.

(b) The Reporting Person has sole power to vote and sole power to dispose of 400,000 shares of Common Stock. The Reporting Person also has an option to acquire up to an additional 538,700 shares of Common Stock pursuant to the Stock Purchase Agreement filed as Exhibit 1 hereto. If the Reporting Person exercises this option, it will acquire sole power to vote and to dispose of such shares.

(c) The Reporting Person has not executed any transactions in the Common Stock during the last sixty days.

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The Reporting Person holds an option to acquire up 538,700 shares of Common Stock pursuant to the Stock Purchase Agreement filed as Exhibit 1 hereto. The shares of Common Stock subject to the option are presently held by Coronet Insurance Company, an affiliate of the Reporting Person, as described in
Exhibit 2 hereto.

                               Page 4 of 19 Pages

Item 7.  Material to be Filed as Exhibits.

         Exhibit No.                                 Description

             1                                  Stock Purchase Agreement

             2                                  Statement of Individual Filing



                               Page 5 of 19 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1995                                 WELLCO ENTERPRISES, INC.


                                                 By:
                                                 David Lutz, Secretary/Treasurer


                               Page 6 of 19 Pages

                                  EXHIBIT INDEX


Exhibit No.         Description                                         Page No.

Exhibit 1           Stock Purchase Agreement                               8
Exhibit 2           State of Individual Filing                            19






                               Page 7 of 19 Pages